Exhibit 11

CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sept. 29, 2006	Sept. 30, 2005	Sept. 29, 2006	Sept. 30, 2005
BASIC:
Net Income	$38,664	$34,598	$115,017	$106,679

Weighted average shares outstanding	64,966	64,102	64,716	63,698

Basic earnings per share	$0.60	$0.54	$1.78	$1.67

DILUTED:
Net Income	$38,664	$34,598	$115,017	$106,679
After-tax interest cost of convertible debt	922	918	2,766	2,755

Net Income plus assumed debt conversion	$39,586	$35,516	$117,783	$109,434

Weighted average shares outstanding	64,966	64,102	64,716	63,698
Dilutive effect of convertible debt	3,229	3,226	3,228	3,226
Incremental shares under stock option plans	870	2,206	808	2,330

Adjusted weighted average shares outstanding	69,065	69,534	68,752	69,254

Diluted earnings per share	$0.57	$0.51	$1.71	$1.58